

April 5, 2011

<u>Via E-Mail</u>
Hernán Kazah
Chief Financial Officer
MercadoLibre, Inc.
Arias 375, 7th Floor
Buenos Aires, C1430CRG, Argentina

  Re: MercadoLibre, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed February 25, 2011
    File No. 001-33647

Dear Mr. Kazah:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

       Sincerely,

       /s/ Kathleen Collins

       Kathleen Collins
       Accounting Branch Chief